(Check One): ☐ Form 10-K or Form 10KSB ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q or Form 10QSB ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 001-11859
CUSIP NUMBER
7389

For Period Ended: September 30, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Pegasystems Inc.

Full Name of Registrant

N/A

Former Name if Applicable

101 Main Street

Address of Principal Executive Office (Street and Number)

Cambridge, MA 02142

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On October 17, 2006, Pegasystems Inc. (the “Company”) issued a press release (the “Release”), which was also subsequently furnished as an exhibit to its Periodic Report on Form 8-K filed on October 18, 2006, to announce certain preliminary results for the fiscal quarter ended September 30, 2006 and that the Company expected to delay the filing of its Quarterly Report on Form 10-Q for such fiscal quarter (the “Report”) because the Company was in the process of reviewing its accounting, primarily involving the timing of revenue recognition for certain arrangements which include fixed-price services. This process remains ongoing, and as a result, the Company is unable to file the Report by the required filing date. Although the Company intends to file the Report as soon as practicable after this review is completed, it does not currently anticipate that the Report will be filed on or before the fifth calendar day following the prescribed due date in accordance with Rule 12b-25 promulgated under the Securities Exchange Act of 1934. As previously announced, following the completion of this review, the Company may restate its previously issued financial statements. The Company continues to work diligently to address these matters, but cannot provide assurances at this time regarding when its review will be completed, what adjustments, if any, to the Company’s previous financial statements will be required, and when the Company will file the Report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Craig Dynes (Name)	617 (Area Code)	866-6020 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in the Release, based on its preliminary financial results for the fiscal quarter ended September 30, 2006, the Company expects license signings and total revenue for such quarter to be among the highest levels in its history. As disclosed in the Release and in Part III above, however, the Company is in the process of reviewing its accounting, primarily involving the timing of revenue recognition for certain arrangements which include fixed-price services. Following the completion of this review, the Company may restate its previously issued financial statements. The Company continues to work diligently to address these matters, but cannot at this time provide assurances regarding what adjustments, if any, to the Company’s previous financial statements will be required. The Company does not anticipate being able to provide a reasonable estimate of its actual results of operations for the fiscal quarter ended September 30, 2006 or the extent to which any such adjustments may affect previously issued results of operations for prior periods until the completion of its review. Therefore, the Company has not checked either box in this Part IV(3) because it is currently unable to determine whether the earnings statements to be included in the Report will reflect any significant change in results of operations from the corresponding period for the last fiscal year.

Certain statements contained in this Notification of Late Filing may be construed as “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 including without limitation the impact of a possible restatement of the Company’s previous financial statements. The words “anticipate,” “continue,” “expect,” and “will,” and similar expressions, among others, identify forward-looking statements, which speak only as of the date the statement was made. These statements are based on current expectations and assumptions and involve various risks and uncertainties, which could cause the Company’s actual results to differ from those expressed in such forward-looking statements. These risks and uncertainties include uncertainty regarding the resolution of the pending issues relating to the accounting for certain arrangements involving fixed-price services. For information regarding other factors which could cause the Company’s actual results to differ materially from any forward-looking statements contained in this Notification of Late Filing is contained in the Company’s most recent report on Form 10-Q or 10-K and other recent filings with the Securities and Exchange Commission. The forward-looking statements contained in this Notification of Late Filing represent the Company’s views as of November 9, 2006. Investors are cautioned not to place undue reliance on such forward-looking statements. Although subsequent events may cause the Company’s view to change, the Company does not undertake and specifically disclaims any obligation to publicly update or revise these forward-looking statements whether as the result of new information, future events or otherwise. The statements should therefore not be relied upon as representing the Company’s view as of any date subsequent to November 9, 2006.

Pegasystems Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2006	By:	/s/ Shawn Hoyt
Shawn Hoyt
General Counsel and Secretary